

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2011

<u>Via email</u>
David S. Elkouri
Executive Vice President, General Counsel and Secretary
Petrohawk Energy Corporation
1000 Louisiana, Suite 5600
Houston, Texas 77002

> **Re: Petrohawk Energy Corp.**
> **Schedule 14D-9**
> **Filed July 25, 2011**
> **Schedule 14D-9/A filed July 27 and 28, 2011**
> **File No. 05-59801**

Dear Mr. Elkouri:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Background of the Offer; Reasons for the Board's Recommendation, page 10</u>

1.   Please supplement your disclosure to clarify the financial advisor's "perspectives" regarding a third party's ability and desire to make a competitive proposal. Your disclosure should discuss the conclusions, if any, reached by the advisors with respect to the likelihood of third party competitive bids and the Board's consideration of such information.

2.   Please supplement your disclosure to clarify any material aspects of the five year plan that were considered by the Board. Clarify for example, how the business opportunities and challenges projected under the plan were considered by the Board in its contemplation of the terms of the offer.

3.   You disclose that Mr. Wilson indicated to the Board his belief that the offer price was the highest per share price BHP Billiton was prepared to offer. You further note that this belief was premised on discussions Mr. Wilson had with Mr. Yeager. Further supplement your disclosure to clarify which discussions and the items discussed that led Mr. Wilson to believe that BHP Billiton was not prepared to offer a higher per share price.

4.   Further to our comment above. Clarify whether the Board discussed presenting a counter-proposal to the $38.75 per share counter-offer conveyed by Mr. Yeager. If so, disclose the conclusions of the Board, other than Mr. Wilson's, regarding the risk of seeking a higher per share price in a subsequent round of negotiations.

5.   We note that Mr. Yeager's tentative counter-offer on June 20 was subject to approval by the boards of BHP Billiton Limited and BHP Billiton Plc. Please revise to clarify whether Mr. Wilson received confirmation that the boards of BHP Billiton Limited and/or BHP Billiton Plc had approved the terms of Mr. Yeager's counter -offer prior to Petrohawk delivering its letter of acceptance of such terms on June 21.

Reasons for the Recommendation, page 16

Strategic Alternatives, page 16

6.   Clarify further how the Board considered the various strategic alternatives listed and why the Board ultimately rejected such alternatives.

Compensation Matters Related to the Offer, A-46

7.   Please update your disclosure to confirm, if correct, that independent directors of Compensation Committee of the Board have approved the various arrangements related to employment compensation, severance and other employee benefit arrangements negotiated between the bidders and the various parties to such agreements in compliance with Exchange Act Rule 14d-10(d).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, the company is responsible for the accuracy and adequacy of the disclosures it has made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email):   Lee A. Meyerson, Esq.
                      Simpson & Thatcher LLP